Britton & Koontz Capital Corporation



500 Main Street
P O Box 1407
Natchez, MS  39121


601-445-5576
601-445-2488  Fax

http://www.bkbank.com
corporate@bkbank.com



FOR IMMEDIATE RELEASE:         FOR MORE INFORMATION:
October 30, 1998               W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)       Bazile R. Lanneau, Jr., Vice President & CFO



BRITTON & KOONTZ CAPITAL CORPORATION REPORTS THIRD QUARTER 1998 EARNINGS


Natchez, Mississippi-- Britton & Koontz Capital Corporation's board of directors today reported net income for the third quarter of 1998 of $598 thousand compared to $542 thousand for the third quarter of 1997. Quarterly earnings per share totaled $.34 per share, a $.04 per share increase over the same period last year. Net income and earnings per share for the nine months ended September 30, 1998, decreased slightly from $1.79 million and $1.01 per share to $1.74 million and $.98 per share. The greater earnings in the 1997 period was primarily attributable to a one-time gain of $107 thousand. The Company's performance for the three months and nine months ended September 30, 1998, resulted in a return on average assets of 1.39% and 1.35% and a return on average equity of 12.57% and 12.32%, respectively.

Average assets and loans increased 10.5% and 12.6% , respectively, from third quarter 1997 to third quarter 1998. In addition, average deposits increased 13.2% in the same period.
The growth in average assets and loans from 1997 to 1998
contributed to a 5.9% increase in net interest income of $300 thousand.

Britton & Koontz Capital Corporation, headquartered in
Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of September 30, 1998, the Company reported assets of $175.4 million and equity of $19.2 million. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company. Total shares outstanding at September 30, 1998 amounted to 1,767,064.

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                                                       Britton and Koontz Capital Corporation
                                                                Financial Highlights
                                               (Unaudited-Amounts in thousands, except per share data



                                           For the Three Months                 For the Nine Months
                                           Ended  September 30,                 Ended  September 30
                                         ------------------------            -------------------------
                                          1998              1997              1998              1997
                                         -------           -------           -------           -------

Interest income                          $3,265            $3,076            $9,750            $8,964
Interest expense                          1,463             1,338             4,373             3,887
                                         -------           -------           -------           -------
Net interest income                       1,802             1,738             5,377             5,077
Provision for loan losses                   (40)              (40)             (120)             (120)
                                         -------           -------           -------           -------
Net interest income after
 provision for loan losses                1,762             1,698             5,257             4,957
Non-interest income                         398               301             1,104             1,087
Non-interest expense                     (1,260)           (1,153)           (3,735)           (3,323)
                                         -------           -------           -------           -------
Income before income taxes                  900               846             2,626             2,721
Income taxes                                302               304               888               930
                                         -------           -------           -------           -------
Net income                                 $598              $542            $1,738            $1,791

Return on Average Assets                   1.39%             1.39%             1.35%             1.54%
Return on Average Equity                  12.57%            12.24%            12.32%            14.65%

Diluted:
Net income per share                       $0.34             $0.31             $0.98             $1.01
Weighted average shares outstanding    1,769,484         1,767,064         1,769,189         1,767,094






                                  September 30,     September 30,     December 31,
                                      1998              1997              1997
                                  -------------     -------------     ------------

Total assets                        $175,359          $158,275          $162,130
Cash and due from banks                6,416             6,238             5,931
Investment securities                 45,101            42,059            43,956
Net loans                            115,950           102,844           106,156
Deposits-interest bearing            123,858           112,783           112,069
Deposits-non interest bearing         21,795            16,765            20,568
Short term borrowed funds              6,831             6,381             6,784
Stockholders' equity                  19,240            17,887            17,982
Book value (per share)                $10.89            $10.12            $10.18
Total shares outstanding           1,767,064         1,767,064         1,767,064



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